SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SHARED MEDICAL SYSTEMS CORPORATION
                       (Name of Subject Company (Issuer))

                        AUTOBAHN ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               SIEMENS CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           SIEMENS AKTIENGESELLSCHAFT
                        (Name of Filing Person (Offeror))

                                  COMMON STOCK,
                                 PAR VALUE $0.01
                                    PER SHARE
                         (Title of Class of Securities)

                                    819486101
                      (CUSIP Number of Class of Securities)


                                KENNETH R. MEYERS
                               SIEMENS CORPORATION
                               153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000

                                 with a copy to:

                         BENJAMIN F. STAPLETON III, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                            CALCULATION OF FILING FEE
Transaction valuation                                       Amount of filing fee
Not Applicable
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Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1 - 10.

N/A

ITEM 11.  ADDITIONAL INFORMATION.

          The Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time, on Wednesday, June 7, 2000 has been extended to 12:00 midnight, New York City time, on Friday, June 30, 2000, unless the Offer is further extended.

         In addition on June 7, 2000, Siemens Medical Engineering Group issued a press release announcing the extension of the Expiration Date, which is attached as an exhibit hereto.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 12 is hereby amended to add the following:

(a) Press release issued by Siemens Medical Engineering Group, dated June 7, 2000, announcing the extension of the Expiration Date.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2000                          Autobahn Acquisition Corporation

                                                   /s/ Michael W. Schiefen
                                             -----------------------------------
                                             Name: Michael W. Schiefen
                                             Title: President

                                                  /s/ E. Robert Lupone
                                             -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Vice President

                                             Siemens Corporation

                                                 /s/ Michael W. Schiefen
                                             -----------------------------------
                                             Name: Michael W. Schiefen
                                             Title: Vice President-Corporate
                                             Development

                                                /s/ E. Robert Lupone
                                             -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Vice President, General
                                             Counsel and Secretary

                                             Siemens Aktiengesellschaft

                                                /s/ Goetz Steinhardt
                                             -----------------------------------
                                             Name: Goetz Steinhardt
                                             Title: Corporate Vice President
                                             Group Executive Medical Engineering

                                                /s/ Robert Kirschbaum
                                             -----------------------------------
                                             Name: Robert Kirschbaum
                                             Title: Corporate Legal Counsel